UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-1398

UGI UTILITIES, INC.

(Exact name of registrant as specified in its charter)

One UGI Drive

Denver, Pennsylvania 17517

(610) 796-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.50% Series C Medium-Term Notes due August 15, 2033 of UGI Utilities, Inc.

6.133% Series C Medium-Term Notes due October 15, 2034 of UGI Utilities, Inc.

6.206% Series B Senior Notes due 2036 of UGI Utilities, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.50% Series C Medium-Term Notes due August 15, 2033 of UGI Utilities, Inc.: 1

6.133% Series C Medium-Term Notes due October 15, 2034 of UGI Utilities, Inc.: 1

6.206% Series B Senior Notes due 2036 of UGI Utilities, Inc.: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, UGI Utilities, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UGI UTILITIES, INC.

Date: September 27, 2019	By:	/s/ Daniel J. Platt
		Name:	Daniel J. Platt
		Title:	Vice President – Finance and Chief Financial Officer, Assistant Secretary and Treasurer